SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
Subsidiaries

Interim condensed consolidated financial information
at March 31, 2008 and 2007 (unaudited) and
at December 31, 2007
Report of Independent Accountants on Limited Reviews

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1	We have carried out limited review of the consolidated balance sheet of TAM S.A. and its subsidiaries (the “Company”) as of March 31, 2008, of the related statements of income, of changes in shareholders’ equity and cash flows and the Notes for the quarter ended March 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

	2	Our reviews were conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

	3	Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to be in conformity with accounting practices adopted in Brazil.

	4	As mentioned in Note 2(q), Law No. 11.638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies. Accordingly, during this phase of transition, the Brazilian Securities Commission (“CVM”), through its Instruction 469/08, permitted the non-application of the provisions of Law 11638/07 in the preparation of the interim financial statements. Accordingly, the accounting information included in the financial statements for the quarter ended March 31, 2008 has been prepared in accordance with specific instructions from the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

	5	The consolidated financial statements also include accounting information as of December 31, 2007. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 28, 2008.

	6	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

São Paulo, May 12, 2008.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at March 31, 2008 (unaudited) and December 31, 2007
In thousands of reais

			December 31,
Assets	Note	March 31, 2008	2007

	(unaudited)

Current
Cash and banks		117,070	134,873
Marketable securities	3	2,109,271	2,472,004
Customer accounts receivable	4	1,023,696	937,928
Inventories	5	173,011	162,471
Taxes recoverable	6	70,932	87,017
Advances to aircraft manufacturers	7	923,374	864,440
Deferred income tax and social contribution	19	39,596	37,950
Prepaid expenses		93,624	151,372
Aircraft insurance and other		31,194	44,515
Other		121,695	137,071

		4,703,463	5,029,641

Non-current
Long-term assets
Deposits in guarantee	8	120,666	161,488
Deferred income tax and social contribution	19	189,524	195,415
Judicial deposits	16	75,478	75,017
Advances to aircraft manufacturers	7	167,693	105,115
Advances for aircraft maintenance	7	199,868	119,633
Other		57,298	53,541

		810,527	710,209

Permanent assets
Other investments	9	70	70
Property, plant and equipment	10	856,026	789,885
Intangible		18,743	13,156

		874,839	803,111

		1,685,366	1,513,320

Total assets		6,388,829	6,542,961

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at March 31, 2008 (unaudited) and December 31, 2007
In thousands of reais

			December 31,
Liabilities and stockholders’ equity	Note	March 31, 2008	2007

	(unaudited)

Current liabilities
Suppliers		382,636	426,856
Short-term debt, including current portion of long-term debt	11	748,351	881,148
Obligations under finance lease and lease payable	12	78,205	72,917
Debentures	17	9,409	32,159
Interest accrued on senior notes	18	16,662	7,076
Return of Fokker 100 fleet	14	12,165	11,501
Salaries and payroll charges		272,079	236,708
Advance ticket sales	15	723,808	791,546
Taxes and tariffs payable		101,350	59,051
Loyalty Program - TAM	27	21,122	20,614
Income tax and social contribution payable		9,909	20,079
Interest on own capital and dividends payable		72,616	72,616
Other		114,514	119,709

		2,562,826	2,751,980

Non-current
Long-term liabilities
Long-term debt	11	258,422	219,189
Obligations under finance lease	12	44,523	53,196
Debentures	17	500,000	500,000
Senior Notes	18	524,730	531,390
Return of Fokker 100 fleet	14	37,555	41,523
Deferred income tax and social contribution	19	50,514	50,861
Provision for contingencies	16	864,888	844,713
Other		42,107	44,724

		2,322,739	2,285,596

Deferred income		11,099	11,099

Minority interest		2,733	2,629

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,793,192 preferred shares at March 31, 2008 (December 31, 2007 – 59,791,955
common shares and 90,793,192 preferred shares))	20	675,497	675,497
Capital reserve	20	102,855	102,855
Revaluation reserve	20	134,447	135,134
Retained earnings reserve	20	573,395	578,171
Retained earnings		3,238

		1,489,432	1,491,657

Total liabilities and stockholders’ equity		6,388,829	6,542,961

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of operations
Three-month periods ended March 31, 2008 and 2007 (unaudited)
In thousands of reais, except amounts per thousand shares

	Note	2008	2007

	(unaudited)
Revenue
Air transportation revenues
Domestic	21	1,320,557	1,092,645
International	21	613,307	505,973
Cargo	21	214,437	156,681
Other operating revenues	21	198,611	158,023

		2,346,912	1,913,322
Taxes and deductions		(86,656)	(79,310)

Net operating revenues		2,260,256	1,834,012
Cost of services rendered	22	(1,768,607)	(1,353,103)

Gross profit		491,649	480,909

Operating income (expenses)
Selling	22	(309,085)	(266,419)
General and administrative	22	(160,336)	(114,589)
Executive management fees	22	(4,661)	(11,664)
Financial expenses	23	(125,051)	(85,318)
Financial income	23	116,362	87,729
Other operating expenses, net		(399)	(7,275)

		(483,170)	(397,536)

Operating income		8,479	83,373

Non-operating income (expense), net		12,221	5,671

Income before income tax and social contribution and minority interest		20,700	89,044

Income tax and social contribution
Current	19	(10,611)	(47,200)
Deferred	19	(7,434)	17,589

Income before minority interest		2,655	59,433

Minority interest		(104)	(253)

Net income for the period		2,551	59,180

Number of share at the end of the period (in thousand)	20	150,432	150,563

Net income per thousand shares at the end of the period – R$		0.01696	0.39306

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in shareholders’ equity
Three-month periods ended March 31, 2008 and 2007
In thousands of reais

				Revenue reserves

	Capital	Capital reserve	Revaluation reserve	Legal	Retention of profit	Treasury stocks	Retained earnings	Total

At December 31, 2006	675,000	102,855	147,874	33,786	489,871			1,449,386
Realization of revaluation reserve, net (Note 20 (e))			(1,406)				1,406
Net income for the period							59,180	59,180

At March 31, 2007			(1,406)				60,586	59,180

At December 31, 2007	675,497	102,855	135,134	40,231	537,940			1,491,657

Realization of revaluation reserve, net (Note 20 (e))			(687)				687
Treasury stocks						(4,776)		(4,776)
Net income for the period							2,551	2,551

At March 31, 2008	675,497	102,855	134,447	40,231	537,940	(4,776)	3,238	1,489,432

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries
Condensed consolidated interim statements of cash flows
Three-month periods ended March 31, 2008 and 2007 (unaudited)
In thousands of reais

	2008	2007

Cash flows from operating activities

Net income for the period	2,551	59,180
Adjustments to reconcile net income to cash generated (used) by operating activities
Depreciation and amortization	31,457	27,008
Deferred income tax and social contribution	7,434	(17,589)
Provision for contingencies	5,271	38,520
Goodwill amortization		179
Residual value of permanent asset sold	7,853	604
Monetary and foreign exchange rate variations and net interest	51,703	41,930
Other provisions	2,003	(4,113)
Minority interest	104	253

(Increase) decrease in assets
Accounts receivable	(87,771)	(159,066)
Inventories	(10,540)	(10,598)
Taxes recoverable	16,085	(41,762)
Prepaid expenses	57,748	8,067
Prepaid aircraft	(132,788)	(225,391)
Deposits in guarantee	35,921	(18,766)
Deferred income tax and social contribution	(3,536)	3,514
Judicial deposits	(461)	(3,453)
Advances to aircraft maintenance	(82,028)	(23,576)
Others	25,169	29,665

Increase (decrease) in liabilities
Suppliers	(44,220)	61,246
Salaries and social charges	35,371	(46,919)
Advance from ticket sales	(67,738)	11,529
Taxes and tariffs payable	42,300	7,331
Leases payable	169	(3,016)
Provision for income tax and social contribution payable	(10,170)	41,693
Other accounts payable	(6,642)	(18,344)

Net cash generated (used) by operating activities	(124,755)	(241,874)

TAM S.A. and Subsidiaries
Condensed consolidated interim statements of cash flows
Three-month periods ended March 31, 2008 and 2007 (unaudited)
In thousands of reais	(continued)

	2008	2007

Cash flow from investments activities

Acquisition of property, plant and equipment	(105,451)	(30,344)
Intangible increase	(5,587)

Net cash used in investment activities	(111,038)	(30,344)

Cash flows from financings activities

Treasury stocks	(4,776)
Dividends paid		(137,104)
Loans and financing
Acquisition	280,182	390,027
Payment (interests included)	(377,737)	(359,924)
Leases
Payment (interests included)	(5,874)	(3,171)
Debentures
Acquisition
Payment (interests included)	(36,538)	(44,788)
Bonds Senior
Acquisition
Payment (interests included)

Net cash used by financing activities	(144,743)	(154,960)

Net decrease in cash and cash equivalents and financial investments	(380,536)	(427,178)

Cash and banks and marketable securities at the end of the period	2,226,341	2,025,800
Cash and banks and marketable securities at the beginning of the period	2,606,877	2,452,978

Variation in cash and cash equivalents and financial investments	(380,536)	(427,178)

Supplemental disclosure of cash flow information:
Interest paid	43,861	48,230
Income taxes paid		29,273

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

1 Operations

TAM S.A. ("TAM'' or "Company'') is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interest in the capital of companies that carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interest in other companies. This invested no registered operations during quarter.

TLA consolidated financial statements Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

The consolidated interim financial information were prepared in accordance to the accounting policies adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the present interim financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interim financial information include,therefore, estimates related to the selection of the useful lives of property, plant and equipment, necessary allowances for contingent liabilities, establishment of allowances for income tax and other similar ones. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and premises at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The quarterly information was prepared in compliance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The manly accounting practices adopted in the preparation of the consolidated interim financial information are as follow:

(a) Determination of results of operation

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date,

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Present interim financial information is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or closing of financial statements.

(b) Foreign currency

Foreign currency items included in the present interim financial information (parent company and consolidated) are basically measured by using the current that best reflects the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company present interim financial information, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term assets

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments, stated at cost plus accrued earnings up to the balance sheet date.

Trade accounts receivable are shown at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to face any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are presented at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, plus positive goodwill or less negative goodwill, when applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be amortized upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the asset revalued book value (depreciation is taken to income) in excess of depreciation based on the asset original cost is transferred from the revaluation reserve to retained earnings.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Depreciation is calculated on the straight-line basis to bring down the cost of revalued value of individual assets to their net values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is promptly decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are included in their cost and depreciated until the next scheduled maintenance date.

• Intangible

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the adequate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method throughout their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of net selling price and value in use. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of these plans participants to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 24 (a).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

A liability is recognized as employees’ profit sharing whenever certain performance targets are accomplished (Note 24 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of actual income.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(i) Leases agreements

i Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” in consideration of “Leases payable”, recorded in current and long-term liabilities.

ii Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are first recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayment made.

Non-convertible debentures and senior bonus are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(m) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

The Company changed its accounting method and started to recognize these operations at their fair market value, which is more widely used in the industry and represents the current trend in the harmonization process with international accounting practices.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(o) Capital and earnings reserves

Capital reserves include donations of assets and monies, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the budget capital proposed by the Company management, subject to the approval of a Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(p) Consolidated interim financial information

The consolidated interim financial information include the financial information of TAM S.A.and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated	March 31,	December 31,
	financial information	2008	2007

TLA	March 31, 2008	100.00	100.00
Fidelidade (*)	March 31, 2008	99.99	99.99
TAM Capital (*)	March 31, 2008	100.00	100.00
TAM Financial 1 (*)	March 31, 2008	100.00	100.00
TAM Financial 2 (*)	March 31, 2008	100.00	100.00
MERCOSUR	February 29, 2008	94.98	94.98
TP Participações	March 31, 2008	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceding year.

(*) The financial statements of the TLA, which were taken as a basis for consolidation, consider the sales of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Among the main consolidation procedures it is important to mention that:

i. The company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds was recognized in the “Financial income” item as set out in Note 3; and

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the Financial Statements’ date, pursuant to Pronouncement XXV of Ibracon, as approved by the CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the share of net income, the effects of the exchange rate variation on the subsidiaries’ stockholders’ equity.

(q) Changes in the Brazilian Corporate Law

Law 11638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board (“IASB”).

The changes are effective December 31, 2008 and, for certain practices, as from the first quarter ended March 31, 2008, as established by the Brazilian Securities Commission (CVM).

On May 2, 2008, CVM issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11638. The instruction and related explanatory note address the following aspects:

The application of certain accounting practices set out in Law 11638/07 is optional for Quarterly Information (ITR), but mandatory for Financial Statements for years ending December 31, 2008. However, publicly-held corporations that do not the fully apply of Law 11638 are required to disclose a note to the ITRs at March 31, 2008 with a description of changes which may impact the year-end financial statements. Anyway, all companies are required to apply the determinations of CVM Instruction 498/08, whether the effects of Law 11638/07 are presented as from the first 2008 ITR or as from the end of the year.

Based on management’s best understanding and on accounting pronouncements published so far, the changes introduced by Law 11638/07, CVM Instruction 469 and related explanatory note which will have material impacts on the Company quarterly information for the period ended March 31, 2008 and financial statements for the year ending December 31, 2008 are:

• The Company already discloses cash flow statement on a quarterly and annual basis.

• Requirement of recording in property, plant and equipment rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.’s financial statements for fiscal year, as all aircrafts used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as operating lease those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impacts on the quarterly information at March 31, 2008. However, TAM S.A. already discloses, on a quarterly and annually basis, a summary of the main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States (“US GAAP”). Management understands that the methods to account for leasing agreements under the new rules to be issued by CVM will be broadly similar the U.S. generally accepted accounting principles (US GAAP). Accordingly, an estimate of the adjustments to lease agreements at March 31, 2008 and 207, presented for information purposes based on the USGAAP adjustment, are summarized as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	1 Q 2008	1 Q 2007

Increase in property, plant and equipment	3,836,335	2,898,151
Increase in current liabilities (financial leasing)	338,608	353,211
Increase in long-term liabilities (financial leasing)	2,461,086	1,971,461
Increase in stockholders’ equity	1,036,641	573,479
Net effect on the quarter results	56,625	119,251

• The lines Prepayment of aircraft, Prepayment of maintenance and Deposits in guarantee are linked to investments in acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

• Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed to the market, understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, which should follow international standards. Based on market information available at this time, for the purposes of ITRs at March 31, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The adjustment doesn’t result in significant effect, so the Company decided not account for them.

• Regarding the maintenance of existing balances in revaluation reserves until its effective realization or reversal up to the end of the current fiscal year, the Company will state its option in the ITR for the quarter ending June 30, 2008.

• With respect to share-based compensation, the Company has for some time now presented a note on this matter in its quarterly information and financial statements. See Note 20 (g).

It is management’s understanding that other matters addressed in CVM Instruction 469 and related explanatory note had no significant impacts on the financial statements of TAM.

The law 11638 also introduced other changes, in addition to instruction 469 of the CVM, as bellow:

• Possibility of maintaining separate bookkeeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

• Creation of a new account – intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill.

• Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effective contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency.

• The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

• Creation of a new accounts market value adjustments account in net equity, to enable (i) record of certain valuations of assets at market values, in particular financial instruments; (ii) record directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

• Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split-off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

• As regards the remuneration based on shares, the company has been presenting note.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring on its financial statements.

(r) New Accounting Standard - Functional currency and translation of financial statements

A new Brazilian GAAP standard (CVM Resolution 534 issued January 29, 2008) will be applicable for the annual financial statements as of December 2008 but not for the quarterly financial information published prior to that date. The group will be required to define the functional currency of all the individual group entities and translate their financial statements into the presentation currency, the real, using the exchange rate on the transaction date for changes in shareholders´ equity. The exchange difference resulting from translating balance sheet items at the closing exchange rate and other shareholder equity movements at the average rate, will be taken to the a separate account within shareholders' equity, the cumulative translation account, instead of the income statement used currently.

Management understands that this new standard will impact its translation of the Mercosur financial statements and bring it in line with the current treatment in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as described in note 28(d) ii.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

3 Marketable securities

	March 31,	December
	2008	31, 2007

Denominated in local currency
Investment funds (cash and cash equivalents)	110,379	219,138
Investment funds (trading)	1,147,485	1,352,455
Bank deposit certificates (trading)	107,196	80,205
Others (trading)	74,066	83,071

	1,439,126	1,734,869

Denominated in foreign currency
Bank deposit certificates and overnight	660,567	723,913
Investment funds (trading)	9,578	13,222

	670,145	737,135

	2,109,271	2,472,004

Investment funds principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

4 Customers

(a) Breakdown of balances

			March 31,	December 31,
			2008	2007

	Domestic	International	Total	Total

Credit cards	604,974	29,526	634,500	575,039
Travel agencies	233,413	47,105	280,518	239,747
Account holders	30,643	2,180	32,823	36,561
Other airlines	2,172		2,172	1,864
Cargo agencies	8,000	43,659	51,659	50,946
Prepaid checks	22,341		22,341	14,968
Other	45,689	6,237	51,926	69,043

Total	947,232	128,707	1,075,939	988,168

Allowance for doubtful accounts	(41,899)	(10,344)	(52,243)	(50,240)

Total	905,333	118,363	1,023,696	937,928

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Changes in the allowance for doubtful accounts

	March 31,	December 31,
	2008	2007

Balance at the beginning of the period	50,240	38,387

Additions (recorded as selling expenses)	2,111	12,399
Recoveries	(108)	(546)

Balance at the end of the period	52,243	50,240

5 Inventories

(a) Breakdown of balances

	March 31,	December
	2008	31, 2007

Spare parts and material for repairs and maintenance	219,235	210,432
Other inventories	4,863	5,219

Total	224,098	215,651
Provision for losses and depreciation	(51,087)	(53,180)

Total	173,011	162,471

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Changes in the provision for inventory depreciation

	March 31,	December 31,
	2008	2007

Balance at the beginning of the period	53,180	10,954

Additions		42,226
Reversions	(2,093)

Balance at the end of the period	51,087	53,180

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

6 Taxes recoverable

	March 31,	December 31,
	2008	2007

Tax income and social contribution	7,975	13,295
Contribution to Social Integration Program (“PIS”) and
Contribution to Social Security Financing (“COFINS”)	15,299	29,282
Tax on Sale of Goods and Services (“ICMS”)	21,988	18,876
Withholding income tax	21,441	17,131
Other	11,457	13,945

	78,160	92,529

Short-term	(70,932)	(87,017)
Long-term	7,228	5,512

“Others” relate to prepaid foreign taxes which are recoverable.

7 Advances to aircraft manufacturers and for aircraft maintenance

At March 31,2008, as part of the Company’s long term fleet plan, advances made to aircraft manufactures in the amount of R$ 1,091,067 (December 31, 2007 – R$ 969,555), equivalent to US$ 623,788 thousand (December 31, 2007 – US$ 547,369 thousand). Of this total, R$ 923,374 (December 31, 2007 – R$ 864,440) relates to aircrafts with delivery scheduled for the next year.

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement of these amounts at the time of the aircraft delivery.

In order to cover for repair to structure, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 199,868 (December 31, 2007 - R$ 119,633), equivalent to US$ 114,269 thousand (December 31, 2007 – US$ 67,540 thousand).

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement based on the compared at the completed maintenance.

8 Deposits in guarantee

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At March 31, 2008 the balance of deposits was made R$ 120,666 (December 31, 2007 – R$ 161,488).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

9 Related-party transactions

At March 31, 2008, TLA record expenses from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 61 for the three month period ended March 31, 2008 recorded as “cost of services rendered” (March 31, 2007 – R$ 304), relating to services provided, such as the use of its importations area, human resource and aircraft insurance.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of the hangar located within Congonhas airport, for a period of 10 years. TLA paid up front to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by such a location in TLA cargo activities. The amount recognized in earnings as deferral of such costs as of March 31, 2008 amounts to R$ 384.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled R$ 3,703 for the three month period ended March 31, 2008 (March 31, 2007 - R$ 3,557), recorded as “Administrative expenses”.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

10 Property, plant and equipment (a) Composition of balances

	Flight	Land and	Computers and	Machinery and	Lease-hold	Construction
	equipment	buildings	Software	equipment	improvements	in progress	Others	Total

Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value at December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Acquisitions	49,964	830	29,421	11,537	2,833	8,594	2,272	105,451
Disposals/Write-off	(3,258)	(68)	(777)	(3,263)	(5)	(196)	(286)	(7,853)
Depreciation	(17,620)	(2,738)	(6,773)	(1,851)	(857)		(1,618)	(31,457)

Balance at March 31, 2008	403,037	186,799	90,977	44,710	28,958	68,048	33,497	856,026

Cost
Accumulated depreciation	826,672	202,532	160,553	84,027	36,508	68,048	85,130	1,463,470
	(423,635)	(15,733)	(69,576)	(39,317)	(7,550)		(51,633)	(607,444)

Residual value
	403,037	186,799	90,977	44,710	28,958	68,048	33,497	856,026

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, which assembles parts required for aircraft remodeling.

The liens (Note 11) on property, plant and equipment amounted to R$ 110,499 (December 31,2007 – R$ 110,499).

(b) Revaluation (Note 20 (e))

In 2006, TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the then fair market value of the assets. When applicable, new estimates of useful lives of these items are determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on evaluation reports prepared by independent experts. This evaluation resulted in a decrease in the Company’s stockholders’ equity of R$ 832, with a R$ 790 net effect at TAM. The evaluation was based on the current fair market value of the assets.

As required by CVM Deliberation 183/95, upon realization of the revaluation reserve R$ 687 was appropriated to the “Retained earnings” item in the period ended March 31, 2008 (March 31, 2007 – R$ 1,406).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

11 Short and long-term debt

		Interest rates	Payment terms and year of last payment	March 31,	December
	Guarantees	(weighted average)		2008	31, 2007

Local currency

Leasing of IT equipment	Promissory note R$ 14,187	Fixed interests to 7.9% p.a. to 18.4% p.a. (14.6% p.a)	Monthly until 2012	25,904	21,934
Leasing of IT equipment	Promissory note R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a.(3.5% p.a)	Monthly until 2010	12,012	10,556
FINEM – Sub credit A	Liens over of assets and accounts receivable	TJLP + 4.5% p.a (4.5% p.a).	Monthly until 2011	54,625	58,040
FINEM – Sub credit B	Liens over of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (3.0% p.a).	Monthly until 2012	7,344	8,149
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a of CDI)	Quarterly until 2008	892	223,573
Other				8,222	7,561

				108,999	329,813

Foreign currency

FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 5.3% p.a. to 6.7% p.a.(6.5% p.a)	Annual until 2010	113,810	84,883
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR +2.2% p.a	Half-yearly until 2012	65,790	51,414
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	10,883	11,137
Financing – Pré-delivery payment	Unconditional guarantee	1 month LIBOR + 0.6% p.a.	monthly until 2011	705,981	621,734
Other				1,310	1,356

				897,774	770,524

				1,006,773	1,100,337

Current				(748,351)	(881,148)

Non-current				258,422	219,189

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities are as follows :

Year	March 31, 2008	December 31, 2007

2009	99,134	126,990
2010	58,788	60,097
2011	65,499	23,015
2012	26,958	2,487
After 2012	8,043	6,600

	258,422	219,189

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million at pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery or 4 777 – 300 ER with firm purchase orders and delivery scheduled for 2008. At March 31, 2008, the balance of this loan is R$ 578,843.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million at pre-delivery payments for 30 Airbus aircrafts contracted with the manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On March 31, 2008, the outstanding loan totaled R$ 127,308.

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of loans. At March 31, 2008, the Company complied with all such covenants.

12 Leases Payable

		Monthly
		payments
	Financial charges	with final	March 31,	December
	(weighted average)	due date in	2008	31, 2007

Foreign currency

Airbus A319/A320 engines	6 month LIBOR + 1.5% p.a (6.7 p.a.))	2015	27,780	29,536
	1 month LIBOR + 1.5% p.a. (3.2 p.a.)	2017	7,743	8,088
Airbus A330 engines and spare
parts	1 month LIBOR + 1.5% p.a. (4.3% p.a.)	2010	3,180	3,785
Refinancing of operational lease	1 month LIBOR + 1.3% p.a. 1.9% p.a. (7.3% p.a.)	2021	17,947	17,813
installments	6 month LIBOR + 0.7% p.a. to 2.3% p.a. (12.7% p.a.)	2020	35,690	42,397
	3 month LIBOR + 0.03% to 2.5% p.a. (18.6% p.a.)	2022	15,632	19,342
	Fixed interest 1.1% p.a.	2015	14,756	5,152

			122,728	126,113

Current			(78,205)	(72,917)

Non-current			44,523	53,196

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities are as follows:

		December 31,
Year	March 31, 2008	2007

2009	17,947	23,023
2010	5,981	7,755
2011	5,430	5,754
2012	4,886	5,151
2013	3,769	4,162
After 2013	6,510	7,351

	44,523	53,196

13 Commitments

(a) Operating leases

TLA has liabilities arising under transactions contracted and aircraft leases of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related subsidiary. Leased aircrafts include: 6 Fokkers-100, 15 Airbus A319, 71 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11 (December 31, 2007 - 10 Fokkers-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11). These agreements have an average term of 110 months and are denominated in U.S. dollars plus LIBOR The cost of aircraft leases, recognized in the consolidated statement of income in the item “Costs of services rendered”, totaled R$ 215,774 for the period ended March 31, 2008 (March 31, 2007 – R$ 219,588), equivalent to US$ 123,363 thousand (March 31, 2007 – US$ 104,144 thousand).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions set forth in the agreement, promissory notes were offered, guaranteed by the Company, totaling US$ 48,418 thousand on March 31, 2008 (December 31, 2007 – US$ 49,222 thousand).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			In thousands of
			US dollars

		Monthly
	Financial charges	payments with	March 31,	December
	(weighted average)	final payment in	2008	31, 2007

Airbus A319	1 month LIBOR + 1.3% to 1.9% p.a. (4.4% p.a.)	2020	133,450	145,298
	3 month LIBOR + 1.6% p.a. (5.5% p.a.)	2010	10,064	12,403
	6 month LIBOR + 1.5% p.a. (6.1% p.a.)	2020	147,424	151,497

Airbus A320	Fixed interest 4.0% p.a.	2014	159,101	170,237
	1 month LIBOR + 1.3% to 1.9% p.a. (4.8% p.a.)	2022	379,030	396,923
	3 month LIBOR + 0.03% to 2.8% p.a. (5.7% p.a.)	2022	724,701	763,685
	6 month LIBOR + 0.7% to 2.3% p.a. (5.1% p.a.)	2017	424,338	426,429

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (5.9% p.a.)	2019	155,722	159,499

Airbus A330	Fixed interest 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	197,935	203,816
	3 month LIBOR + 0.03% to 1.7% a.a (6.0% p.a.)	2019	216,794	222,275
	6 month LIBOR + 1.25% to 2.1% a.a (5.8% p.a.)	2017	400,082	425,145

Airbus A340	Fixed payment US$ 850.000	2015	141,100	145,350

Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.5% p.a.)	2008	1,695	1,836
	Libor semestral (5.4% p.a.)	2008	1,147	2,167

Boeing	Fixed payment US$399.000	2008	7,182	11,172

Airbus Engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2014	15,546	18,201

			3,115,311	3,255,933

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	March 31, 2008	December 31, 2007

2008	451,532	473,983
2009	319,122	429,475
2010	402,563	406,876
2011	387,736	390,464
2012	350,598	351,922
After 2012	1,203,760	1,203,213

	3,115,311	3,255,933

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Commitments for future aircraft leases

i. Airbus:

In 1998, TLA signed an agreement to purchase Airbus aircraft, for which the latest aircraft was delivered in February 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 16 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquisition a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options of the contract above, were transferred to this latter contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with 10 more options will be delivered between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the others will be delivered in 2011, is related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery starting in 2008.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will serve as a bridge loan until the delivery of the 4 Boeing 777-300 ER in 2008.

14 Reorganization of the Fokker 100 Fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

As such, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On March 31, 2008, the total amount of the commitment was R$ 49,720 (December 31, 2007 – R$ 53,024), equivalent to US$ 28,426 thousand (December 31, 2007 – US$ 29,935 thousand), R$ 12,165 of which (December 31, 2007 –R$ 11,501) is classified in current liabilities.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Non-current maturities have the following breakdown:

	March 31,	December 31,
Year	2008	2007

2009	10,341	13,963
2010	15,627	15,825
2011	11,587	11,735

	37,555	41,523

15 Advance ticket sales

At March 31, 2008, the balance recorded as of advance ticket sales in the amount of R$ 723,808 (December 31, 2007 – R$ 791,546), which is represented by 2,792,992 (December 31, 2007 – 2,698,341) ticket coupons sold but not yet used.

16 Provision for contingencies and judicial deposits (a) Contingent Liabilities

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At March 31, 2008 and December 31, 2007, the amount of provisions and corresponding deposits into court are summarized below:

		Additions		Write-offs

	December	New	Monetary	Transfer/		March
Description	31, 2007	claims	restatement	Reversal	Payments	31, 2008

Provision for contingencies
IRRF	12,673		173			12,846
PIS and COFINS (i)	396,532	4,722	6,093	(32,019)		375,328
Additional tariff (ii)	323,691	13,256	7,507			344,454
Staff fund (iii)	71,552	5,021	1,131			77,704
Labor	12,811			(252)		12,559
Civil	22,658	2,159			(128)	24,689
Other	4,796	12,512				17,308

Total	844,713	37,670	14,904	(32,271)	(128)	864,888

Judicial deposits	(75,017)	(1,259)			798	(75,478)

Total	769,696	36,411	14,904	(32,271)	670	789,410

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At March 31, 2008, five lawsuits were yet to be judged.

ii Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

iii. Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 558,914 at March 31, 2008 (December 31, 2007 - R$ 423,125). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable and therefore, no provision has been recorded.

(b) ICMS

i On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. On March 31, 2008, the provision kept by the Company totaled R$ 5,750 (March 31, 2007 – R$ 7,543), recorded in “Taxes and tariffs payable”. On March 31, 2008, the installments due in more than one year totaled R$ 130 (March 31, 2007 – R$ 167), classified in the item “Other accounts payable”.

ii. Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

(c) Contingent assets

i. Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

filed by the Company determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

ii. Additional airport tariffs “ATAERO”

TLA filed a claim for advance custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. On March 31, 2008, the amount under discussion totaled approximately R$ 552,219 (December 31, 2007 - R$ 525,716), not recognized in the financial statements.

17 Debentures

			Nominal	March 31,	December
Date	Series	Quantity	value – R$	2008	31, 2007

TAM
August 01, 2006	exclusive	50,000	10,000	508,350	523,147

TLA
April 22, 2003	first	473,006	100		4,308
April 22, 2003	second	222,835	100		2,029
May 16, 2003	third	177,165	100	1,059	2,675

		873,006		1,059	9,012

				509,409	532,159

Current				(9,409)	(32,159)

Non Current				500,000	500,000

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of debentures. At March 31, 2008 and December 31, 2007, all these covenants were complied with.

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 (hundred reais) each, totaling three series. Each series falls due 60 months as of the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

18 Senior notes

On April 25, 2007, TAM Capital concluded the offer of senior bonds in the total amount of US$ 300 million with interest of 7.375%, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company opted to register the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At March 31, 2008, this liability amounted to R$ 541,392 (December 31, 2007 – R$ 538,466), equal to US$ 309,526 thousand (December 31, 2007 – US$ 303.995 thousand), of which interest of R$ 16,662 (December 31, 2007 – R$ 7,076) is classified in current assets.

19 Income tax and social contribution

(a) Reconciliation of income tax and social contribution benefit (expense)

	March 31,	December 31,
	2008	2007

Consolidated income before income tax and social contribution	20,700	89,044
Rates - %	34%	34%

Expenses with income tax and social contribution	(7,038)	(30,275)
Income tax and social contribution on permanent additions (exclusions)	(11,007)	664

	(18,045)	(29,611)

Income tax and social contribution
Current	(10,611)	(47,200)
Deferred	(7,434)	17,589

	(18,045)	(29,611)

The above statement reflects the transactions of the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(b) Breakdown of deferred income tax and social contribution assets

	March 31, 2008	December 31, 2007

Accumulated tax losses	4,766	3,556
Accumulated negative bases of social contribution	2,944	2,508
Temporary differences in the calculation of taxable income	221,410	227,301

Total	229,120	233,365

Current	(39,596)	(37,950)

Non current	189,524	195,415

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carry forwards do not expire, but are limited to compensation of 30% of taxable income per year.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at March 31, 2008 is net of income and social contribution charges of R$ 50,514 (December 31, 2007 – R$ 50,861).

20 Shareholder’s equity

(a) Authorized capital

At March 31, 2008 and December 31, 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, upon resolution of the Board of Directors.

(b) Capital

At March 31, 2008, and December 31, 2007 subscribed and paid-in capital is comprised of 150,585,147 shares, of which 59,791,955 are common shares and 90,793,192 are preferred shares.

Common share confer to its bearer the right to vote in general meetings. .

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

During 2007, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since August, 2007 the free float has been 53.85% (unaudited).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

At March 31, 2008, the Company had repurchased 153,000 preferred shares, kept in treasury, at the average cost of R$ 31.21, totaling R$ 4,776.

The market value of shares, based on the most recent exchange quotations prior to the closing of the quarter at March 31, 2008, is R$ 33,32 per shares, for preferred shares.

(d) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(e) Revaluation reserve (Note 10 (b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit for the year ended at March 31, 2008, amounted to R$ 687 (March 31, 2007 – R$ 1,406). Of the total reserve, R$ 30,099 (December 31, 2007 – R$ 33,034) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at March 31, 2008 amounted to R$ 50,514 (December 31, 2007 - R$ 50,861), are recognized in the statement of operations to the extent that the reserve is realized.

(f) Retained profit reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan. The Board of Director is responsible for defining and managing the referred plan.

The Board of Directors has allocated for this plan a total of 1,735,316 preferred shares referring to the 1st, 2nd, and 3rd grants, and 230,000 preferred shares for the extraordinary grant, as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December	November	December	September
	28, 2005	30, 2006	14, 2007	27, 2007

Number of shares	715,255	239,750	780,311	230,000
Exercise price – R$ per share	14.40	43.48	39.67	39.72
Readjustment index	IGPM	IGPM	IGPM	IGPM

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the company’s shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of non-par preferred shares was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$15.21 and R$44.38 per share respectively. In both grants, the exercise price is restated at the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average of price
	Stock options	in the period – R$

Outstanding as of December 31, 2006	955,005	22.35
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

Outstanding as of March 31, 2008	1,943,510	31.86

In conformity with the accounting practices adopted in Brazil, the Company does not record expenses with remuneration by means of call options. Had the company recorded them, based on the fair value of the options on the granting date, net income would have been increased by R$ 4,984 as of March 31, 2008 (March 31, 2007 – R$ (362)) and shareholders´ equity would have been decreased by R$ 12,365 (December 31, 2007 – R$(17,349)).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

21 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

Horizontal

	March 31,		March 31,		variation
	2008	%	2007	%	(%)

Domestic revenue
Schedule - Passenger	1,275,013	54.3	1,038,989	54.3	22.7
Charter - Passenger	45,544	1.9	53,656	2.8	-15.1
Cargo	94,039	4.0	81,917	4.3	14.8

	1,414,596	60.3	1,174,562	61.4	20.4

International revenue
Schedule - Passenger	610,902	26.0	502,627	26.3	21.8
Charter - Passenger	2,405	0.1	3,346	0.2	-28.1
Cargo	120,398	5.1	74,764	3.9	61.0

	733,705	31.3	580,737	30.4	26.3

Other operating revenue
Partnerships with TAM Loyalty Program	90,061	3.8	69,654	3.6	29.3
Travel and tourism agencies	12,039	0.5	4,203	0.2	>100.0
Expired tickets and other	96,511	4.1	84,166	4.3	14.7

	198,611	8.5	158,023	8.2	25.7

Gross operating revenue	2,346,912	100.0	1,913,322	100.0	22.7

( b) By region

					Horizontal
	March 31,		March 31,		variation
	2008	%	2007	%	(%)

Brazil	1,613,207	68.7	1,332,585	69,6	21.1
Europe	326,363	13.9	236,840	12,4	37.8
North America	212,476	9.1	226,076	11,8	-6.0
South America (excluding Brazil)	194,866	8.3	117,821	6,2	65.4

	2,346,912	100.0	1,913,322	100.0	22.7

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

22 Breakdown of the main groups of costs and expenses

	March 31, 2008						March 31, 2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	337,312	33,045	27,692	4,661	402,710	18.0	267,740	15.3
Fuel	844,804				844,804	37.7	570,249	32.7
Depreciation and amortization	20,908	258	10,291		31,457	1.4	27,008	1.5
Maintenance and repairs (except personnel)	95,306				95,306	4.2	104,851	6.0
Aircraft insurance	12,855				12,855	0.6	8,510	0.5
Take-off, landing and navigation aid charges	123,274				123,274	5.5	99,256	5.7
Leasing of aircraft, engine and equipment	218,751	1,338	2,392		222,481	9.9	225,153	12.9
Third party services	32,070	32,718	74,742		139,530	6.2	137,874	7.9
Selling and marketing		241,726			241,726	10.8	187,309	10.7
Other	83,327		45,219		128,546	5.7	117,825	6.8

	1,768,607	309,085	160,336	4,661	2,242,689	100.0	1,745,775	100.0

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

23 Financial income and expense

	March 31,	March 31,
	2008	2007

Financial income
Yield from investments	55,059	70,506
Exchange rate variation	55,337	5,385
Other	5,966	11,838

	116,362	87,729

Financial expenses

Interest expense	(58,196)	(41,423)
Financial instrument losses	(1,670)	(14,255)
Exchange rate variation	(62,216)	(21,003)
Other	(2,969)	(8,637)

	(125,051)	(85,318)

Financial result, net	(8,689)	2,411

24 Employees benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the stage of benefit granting is the sole responsibility of Bradesco Vida e Previdência.

All other participants previously migrated to PGBL.

(b) Profit sharing

In accordance with the annual union agreement, the Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended March 31, 2008, the provision for payment of this benefit in the amount of R$ 8,321 (March 31, 2007 – R$ 5,455).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

25 Insurance coverage

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On March 31, 2008, based on the aircraft fleets of TLA and Mercosur, our insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004, has committed to match civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements directly made with and paid to the victims’ families by the insurance company. As of March 31, 2008, nearly 60 indemnifications were paid to families of the victims and another 37 are under negotiation with the Company’s insurance firm. Management understands the insurance coverage of these liabilities adequate to cover all related costs. The Company has not incurred additional or unexpected expenses outside the scope of the insurance agreement which end up being of TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

26 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting practices with those of the U.S. GAAP, changed its criteria for recognizing derivative financial instruments to fair value market. Changes in market value are included in the Company’s results of operations.

i. Commodity Price Risk

Airline companies are exposed to the volatility in fuel prices, which is derived from oil prices throughout international markets. Fuel represented for the year ended at March 31, 2008 37.7% (December 31, 2007 – 32.2%), respectively of cost of services rendered, commercial, sales and administrative expenses.

At March 31, 2008, the Company had options to buy fuel, with maturity up to February 2009, which were equivalent to approximately 5,390 thousand barrels (December 31, 2007 – 5,500 thousand barrels with variable maturities up to November 2008).

ii. Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow (net) for the subsequent months.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

At March 31, 2008 there were no operations in foreign currency, by decision of the Company’s Risk Committee.

iii. Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

iv Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The estimated fair market value of financial instruments as of March 31, 2008 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Balance	Fair value (MTM)

Liabilities
Short and long term debt	1,006,773	1,210,480
Debentures	509,409	507,743
Bonds	541,392	429,294

	2,057,574	2,147,517

The fair market value of financial assets and short and long-term financings, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

27 Loyalty Program

At March 31, 2008, the TAM Loyalty Program carried 2,575,652 (December 31, 2007– 2,400,632) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. TLA currently records the incremental costs when awards are earned. For the year ended March 31, 2008, 346,774 (December 31, 2007 — 207,350) free tickets were granted and used by our clients.

The incremental costs of points earned under the Loyalty Program for the year ended March 31, 2008 was approximately R$ 21,122 (December 31, 2007 - R$ 20,614) as recorded “Other liabilities”. The base to calculate the incremental costs accrual is an estimative of the redemption for tickets by others airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

28 Summary of the Main Differences between Brazilian GAAP and U.S. GAAP

(a) Presentation of financial information and functional currency

The Company has elected to use the consolidated financial statements prepared in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP) as its primary financial statements, for the purposes of filling according to U.S. Securities Act of 1934.

In addition, the Company has elected Brazilian Reais as both functional and reporting currencies. A summary of main differences between Brazilian GAAP and those generally accepted in United States (U.S. GAAP), applicable to the Company, has been disclosed below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP since December 31, 2007, due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 for the quarter ending March 31, 2007.

(c) Property, plant and equipment

i. Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 134,448 at March 31, 2008 (December 31, 2007 - R$ 135,134). In the statement of operations, these effects totaled R$ 687 for the year ended March 31, 2008 (March 31, 2007 - R$ 1,406).

ii. Capital Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") n° 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

• The lease transfers ownership of the property to the lessee by the end of the lease;

• The lease contains a bargain purchase option, for price below market value;

• The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and

• The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing contractual costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At March 31, 2008, TAM had 44 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 20 units; Airbus A330 – 10 units, Airbus A321- 3 units and Airbus A340 – 2 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at March 31, 2008 R$ 4,613,173, has been recorded in the balance sheet, while accumulated depreciation at March 31, 2008 amounts to R$ 776,838. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330 and A340.

The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 42,364 and R$ 33,145, for the periods ended March 31, 2008 and 2007, respectively.

Foreign exchange gains (losses) on financial lease payables totaled R$ 35,228 and R$ 93,726 for the periods ended March 31, 2008 and 2007, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 30,208, R$ 33,483, for the periods ended March 31, 2008 and 2007, respectively.

The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 93,969 and R$ 97,314 for the periods ended March 31, 2008 and 2007, respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 5,161 at March 31, 2007.

For reconciliation purposes, the leases, the adjusted amounts to equity totaled R$ 1,159,371 at March 31, 2008 (December 31, 2007 – R$ 1,102,745).

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	March 31,	December
		2008	31,2007

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.		10,530
Airbus A319/A320/A321/A340 aircraft and
engines	6 month LIBOR + 1.5% p.a (6.7 p.a.)	1,601,020	1,592,110
	1 month LIBOR + 1.5% p.a. (3.2% p.a.)	196,434	204,949
Airbus A330 aircraft, engines and spare parts	1 month LIBOR + 1.5% p.a. (4.25% p.a)	983,571	1,016,640
Lease obligations	1 month LIBOR + 1.5% p.a. to 1.9% p.a.
	(7.3% p.a.)	293	1,691
	6 month LIBOR + 0.7% a 2.6
	% p.a. (12.75% p.a.)	1,238	3,434
	3 month LIBOR + 0.03% a 2.5% p.a.
	(18.6% p.a.)	3,181	5,172
	Fixed interest of from 1.1% p.a.	13,957	11,612

		2,799,694	2,846,138

Current		(338,608)	(330,231)

Non-current		2,461,086	2,515,907

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

	March 31,	December
Year	2008	31, 2007

2009	220,372	295,303
2010	272,508	275,359
2011	281,007	281,636
2012	289,992	290,452
2013	329,525	330,381
After 2013	1,067,682	1,042,776

	2,461,086	2,515,907

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

iii. Impairment of Long-lived assets

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS n° 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level for which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

iv. Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS n° 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the leasee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			March	December
			31, 2008	31, 2007

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(175,046)	144,027	150,674
Transaction Airbus A320 (ii)	54,957	(27,477)	27,479	28,852

	374,030	(202,523)	171,506	179,526

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the periods ended March 31, 2008 and 2007, as “Financial income (expenses), net” totaled R$ 4,288 and R$ 4,288, respectively and as “Other operating expenses, net” totaled R$ 3,734 and R$ 3,734, respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at March 31, 2008 totaled R$ 171,504 (December 31, 2007 – R$ 179,526).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is planned to be in August 2013.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP.

According to recently issued SFAS n° 145 "Rescission of FASB Statements n° 4, 44, and 64, Amendment of FASB Statement n° 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS n° 28, mentioned above.

(d) Business combinations

i. Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS n° 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 28 (d) (ii) below).

For Brazilian GAAP, goodwill was fully amortized at December 31, 2007; negative goodwill at March 31, 2008 was R$ 11,099 (December 31, 2007 - R$ 11,099).

For reconciliation purposes, amortization of goodwill has been reversed as from January 1, 2002, totaling R$ 179 in the statement of operations for the period ended March 31, 2007. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,680 at December 31, 2008 (December 31, 2007 – R$ 9,680).

ii. Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS n° 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 416 and R$ (1,020) for the periods ended March 31, 2008 and 2007, respectively and R$ 11,828 in stockholders equity at March 31, 2008 (December 31, 2007 – R$ 11,828).

(e) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. During 2006 43 employers accepted the migration, therefore they had the recognition of "settlement". At September 30, 2007, there are still 5 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated risks related to the obligation and assets of the plan. The participants transferred have been accounted in accordance with SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits . The settlement for the remaining 5 participants was reached on September 30, 2007.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP at December 31, 2007 and March 31, 2008. The appropriated effects in the statements of operations for the three month period ended March 31, 2007 totaled R$ 91.

(f) Loyalty Program – revenue recognition

Under Brazilian GAAP, revenues related to partnership with Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company has been recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

For reconciliation purposes, the Company deferred revenue for the periods ended March 31, 2008 and 2007 totaling R$ 9,516 and 5,405. The accumulated effect on stockholders´ equity at March 31, 2008 amounted to R$ 59,576 (December 31, 2007 – R$ 50,060).

(g) Stock options plan

Under Brazilian GAAP the stock options do neither generate expense nor capital reserve changes on the accrual method of accounting, instead is recognized only when exercised, in the amount of the exercise price paid.

Under U.S. GAAP, SFAS Statement 123(R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS n° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares could be used for share options to be granted to employees by the Board of Directors.

Transactions are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2006	955,005	22.40
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

Outstanding at March 31, 2008	1,943,510	31.86

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” for which exercisability of such options depends exclusive on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40, R$ 43.48, R$ 39.67 and R$ 38.36, per share, for the for the 1st, 2nd, 3rd grant and special grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

Under U.S. GAAP, the Company accounts for the Plan in accordance with FASB Statement n° 123(R) “Share Based Payments”. Accordingly, as the option are classified as liability awards, compensation cost has been recognized based on the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At March 31, 2008	1st grant	2nd grant	3rd grant	Special grant

Risk-free interest rates	11.25%	11.25%	11.25%	11.25%
Exercise price (adjusted by IGPM)	R$ 16.50	R$ 48.11	R$ 40.61	R$ 40.66
Dividend yield	1.31%	1.31%	1.31%	1.31%
Volatility factors of the market	42.62%	42.62%	42.62%	42.62%
Stock market price	R$ 33.80	R$ 33.80	R$ 33.80	R$ 33.80

At March 31, 2008, the fair value of the stock options granted was R$ 21.52, R$ 11.42, R$ 15.07 and R$ 6.36, respectively, for the 1st, 2nd, 3rd grant and special grant per share resulting in a total fair value of options granted of R$ 15,042, R$ 2,673, R$ 11,756 and R$ 1,463 for the 1st, 2nd, 3rd and special grant.

For U.S. GAAP purposes, the Company recorded income (expenses) of R$ 4,984 and R$ (362) for the periods ended March 31, 2008 and 2007, with a corresponding credit to liabilities. This adjustment has no impact for purposes of deferred income tax and social contribution. The appropriated effect in the shareholder’s equity at March 31, 2008 was R$ 12,365 (December 31, 2007 - R$ 17,349).

			Options outstanding

Contracted	Options outstanding	Weighted average	Weighted average
exercise price	at December 31, 2007	remaining contractual life	exercise price

R$ 16.50	699,115	3.25	R$ 15.40
R$ 48.11	234,084	4.17	R$ 45.45
R$ 40.61	780,311	5.17	R$ 40.17
R$ 40.66	230,000	1.50	R$ 39.88

Range: R$ 16.50– R$ 48.11	1,943,510		R$ 31.86

The Black-Scholes option valuation model has been adopted on fair valuing such traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(h) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of Ibracon 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method for owned engines and engines under capital lease arrangements. In aircraft under operating lease, the Company continues to expense maintenance as incurred.

Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

For reconciliation purposes, the Company at March 31, 2008 and 2007was reversed depreciation expenses amounted to R$ 1,709 and R$ 1,161 respectively. The accumulated effect on stockholders´ equity at March 31, 2008 amounted to R$ (10,879) (December 31, 2007 – R$ (12,588).

(i) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred stockholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

The amount of stock option outstanding at March 31, 2008 and 2007 were not included in the diluted earnings per share because they have been considered immaterial. Treasury stocks held by the Company is also considered to be immaterial.

		March 31, 2008

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	18,556	28,178	46,734

Total undistributed earnings	18,556	28,178	46,734

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,792	90,793

Basic and diluted earnings per thousand shares (whole reais) – R$	0.31	0.31

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

		March 31, 2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	55,274	82,669	137,943

Total undistributed earnings	55,274	82,669	137,943

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,792	90,771

Basic and diluted earnings per thousand shares (whole reais) – R$	0.92	0.92

(j) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS n° 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS n° 158) and cumulative translation adjustments (Note 28 (p) (iii)).

(k) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (18,744) and R$ (44,543) for the periods ended March 31, 2008 and 2007, respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at March 31, 2008 was R$ (313,050) (December 31, 2007 – R$ (294,306).

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation n° 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements. The company has no unrecognized tax benefit.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities from 2003 through 2007.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

carrying value are recognizing in the financial statements.

(l) Dividends and interest in own capital

Under Brazilian GAAP, the Company recorded the amount of $ 72,093 as dividends and interest on net equity to be paid to its stockholders.

For U.S. GAAP purpose, the amount of $ 40,564 relating to the excess over the minimum mandatory dividend under Brazilian Securities Law has been reversed for reconciliation purposes.

(m) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 28 (p) (ii)), the reclassifications, other than those disclosed above, are summarized as follows:

• Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

• Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

• The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 28 (p) (ii)), were incorporated in the statement of operations in accordance with U.S. GAAP.

• Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(n) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 28 (p)). The reclassifications, other than those disclosed above, are summarized as follows:

• Under BR GAAP, according to “Normas e Procedimentos de Contabilidade n° 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

• Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities (trading) in the balance sheet.

• Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(o) Reconciliation of the differences between BR GAAP and U.S. GAAP

i. Net income

		March	March
	Note 28	31, 2008	31, 2007

Net income under Brazilian GAAP		2.551	59.180

Reversal of revaluation depreciation	(c) (i)	687	1.406
Lease contracts
Depreciation of capitalized finance lease	(c) (ii)	(42.364)	(33.145)
Foreign exchange variation on finance lease	(c) (ii)	35.228	93.726
Interest expense on finance lease	(c) (ii)	(30.208)	(33.483)
Result on the aircraft return	(c) (ii)		(5.161)
Reversal of operating lease expense	(c) (ii)	93.969	97.314

Total lease contracts		56.625	119.251

Amortization of gain on sale-leaseback transactions, net	(c) (iv)	8.022	8.022
Depreciation of additional indexation of permanent assets for 1996
and 1997	(b)		(17)
Reversal of goodwill amortization	(d) (i)		179
Common control – Mercosur	(d) (ii)	416	(1.020)
Pension plan	(e)		91
Revenue recognition on Loyalty Program partnership	(f)	(9.516)	(5.405)
Stock option plan	(g)	4.984	(362)
Deferred income tax and social contribution on adjustments above	(k)	(18.744)	(44.543)
Maintenance	(h)	1.709	1.161

Net income under U.S. GAAP		46.734	137.943

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

ii. Stockholders’ equity

		March	December
	Note 28	31, 2008	31, 2007

Stockholders’ equity as reported under Brazilian GAAP		1.489.432	1.491.657

Reversal of revaluation, net	(c) (i)	(134.448)	(135.134)
Lease contracts	(c) (ii)	1.159.371	1.102.745
Deferral of gain on sale-leaseback transaction	(c) (iv)	(171.504)	(179.526)
Reversal of goodwill amortization	(d) (i)	9.680	9.680
Business combination (Mercosur)	(d) (ii)	11.828	11.828
Revenue recognition on Loyalty Program partnerships	(f)	(59.576)	(50.060)
Stock options program	(g)	(12.365)	(17.349)
Maintenance	(h)	(10.879)	(12.588)
Deferred income tax and social contribution on adjustments above	(k)	(313.050)	(294.306)
Minority interest on adjustments above		(729)	(729)
Reversal interest on own capital	(l)	40.564	40.564

Stockholders’ equity as reported under U.S. GAAP		2.008.324	1.966.782

(p) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, were presented as follows:

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

i. Consolidated balance sheets under U.S. GAAP:

	March	December
Assets	31, 2008	31, 2007

Current assets
Cash and cash equivalents	234,284	466,538
Marketable securities	1,992,057	2,140,339
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 52,243 and R$ 50,240, respectively)	1,023,696	937,928
Inventories	173,011	162,471
Taxes recoverable	73,669	87,017
Advances to aircraft manufacturers	923,374	864,440
Deferred income tax and social contribution	33,191	31,874
Prepaid expenses	93,624	151,372
Aircraft Insurance and other	31,194	44,515
Other	118,959	137,071

	4,697,059	5,023,565

Non-current assets
Deposits in guarantee	120,666	161,488
Judicial deposits	75,478	75,017
Advances to aircraft manufacturers	167,693	105,115
Advances for aircraft maintenance	199,868	119,633
Other	57,299	53,541

	621,004	514,794

Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	4,496,520	4,414,070
Intangibles	18,743	13,156

	4,525,013	4,436,976

Total assets	9,843,076	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	March	December
Liabilities and stockholders’ equity	31, 2008	31, 2007

Current liabilities
Suppliers	382.637	426,856
Short-term debt, including current portion of long-term debt	748.351	881,148
Obligations under finance lease and lease payable	338,608	330,231
Debentures	9.409	32,159
Senior notes	16.662	7,076
Return of Fokker 100 fleet	12.165	11,501
Salaries and payroll charges	272.079	236,708
Advance ticket sales	723.808	791,546
Loyalty Program - TAM	21.122	20,614
Taxes and tariffs payable	101.350	59,051
Deferred gain on sale-leaseback	32.085	32,085
Provision for income tax and social contribution	9.909	20,079
Interest on own capital and dividends payable	32.052	32,052
Other	180.937	178,855

	2,881,174	3,059,961

Non-current liabilities
Long-term debt	258.422	219,190
Obligation under financial lease	2.461.086	2,515,907
Debentures	500.000	500,000
Senior notes	524.730	531,390
Return of Fokker 100 fleet	37.555	41,523
Deferred income tax and social contribution	117.122	92,815
Provision for contingencies	864.888	844,713
Deferred gain on sale-leaseback	139.419	147,441
Other	47.623	52,984

	4,950,845	4,945,963

Minority interest	2,733	2,629

Stockholders’ equity	2,008,324	1,966,782

Total liabilities and stockholders’ equity	9,843,076	9,975,335

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(ii) Consolidated statement of operations under U.S. GAAP

	March	March
	31, 2008	31, 2007

Net operating revenue	2,250,740	1,828,607

Operating expenses
Personnel	397,727	268,012
Fuel	844,804	570,249
Aircraft and flight equipment lease	128,515	127,866
Selling and marketing	241,726	187,309
Landing, take-off and navigational tariffs	123,274	99,256
Depreciation and amortization	71,079	56,906
Maintenance (except personnel)	95,306	104,851
Services rendered by third parties	154,268	137,874
Aircraft insurance	12,855	8,510
Other	97,809	121,725

	2,167,363	1,682,558

Operating income	83,377	146,049

Financial income (expenses), net	619	66,941

Income before income tax and social contribution	83,996	212,990

And minority interest

Income tax and social contribution	(37,136)	(74,848)

Income before minority interest	46,860	138,142

Minority interest	(126)	(199)

Net income for the year	46,734	137,943

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

		2008			2007

	Accumulated			Accumulated
	other	Other		other	Other
	comprehensive	equity	Total	comprehensive	equity	Total
	income	accounts	equity	income	accounts	equity

At beginning of the quarter	(8,916)	1,975,698	1,966,782	(5,620)	1,537,518	1,531,898

Net income		46,734	46,734		137,943	137,943
Cumulative translation adjustment	(416)		(416)	1,020		1,020

Total comprehensive income			46,318			138,963

Treasury stocks		(4,776)	(4,776)

At end of the quarter	(9,332)	2,017,656	2,008,324	(4,600)	1,675,461	1,670,861

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(iv) Consolidated statement of cash flow under U.S. GAAP

	March	March
	31, 2008	31, 2007

Cash flows from operating activities

Net income for the year	46,734	137,943

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	71,079	56,907
Deferred income tax and social contribution	26,525	27,648
Provision for contingencies	5,271	38,520
Loss on disposal long lived assets	8,377	5,765
Indexation charges and exchange variations, net	(33,273)	(107,055)
Minority interest	126	199
Other provisions	1,840	(1,095)

(Increase) decrease in assets
Short term investments	148,282	319,321
Customer accounts receivable	(87,771)	(159,066)
Inventories	(10,540)	(10,598)
Taxes recoverable	16,085	(41,762)
Prepaid expenses	57,748	8,067
Deferred income tax and social contribution	(3,536)	3,514
Judicial deposits	(461)	(3,453)
Advances for aircraft maintenance	(82,028)	(23,576)
Other receivables	25,169	29,665

Increase (decrease) in liabilities
Suppliers	(44,220)	61,246
Salaries and payroll charges	35,371	(46,919)
Advance ticket sales	(67,738)	11,529
Taxes and tariffs payable	42,300	7,331
Operating leases	(37,509)	(42,411)
Income tax and social contribution payable	(10,170)	41,693
Other	(6,642)	(18,344)

Net cash provided by operating activities	101,019	295,069

Cash flows from investing activities

Acquisition of property, plant and equipment	(105,451)	(30,344)
Increase Intangible	(5,587)
Deposits in guarantee	35,921	(18,766)
Advances to aircraft manufactures
Reimbursement	22,858	33,867
Payments	(155,646)	(259,258)

Net cash provided by (used in) investing activities	(207,905)	(274,501)

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

	March	March
	31, 2008	31, 2007

Cash flows from financing activities

Treasury stocks	(4,776)
Dividends paid		(137,104)
Term loan and financing
Issuance	280,182	390,027
Repayments	(334,375)	(313,423)
Finance lease:
Issuance
Repayments	(62,165)	(61,090)
Debentures:
Issuance
Repayments	(4,234)	(6,835)
Senior notes:
Issuance
Repayments

Net cash provided by financing activities	(125,368)	(128,425)

Increase (decrease) in cash and banks and financial investments	(232,254)	(107,857)

Cash and cash equivalents at the end of the year	234,284	191,650
Cash and cash equivalents at the beginning of the year	466,538	299,507

Change in cash and cash equivalents	(232,254)	(107,857)

Supplemental disclosure of cash flow information

Interest paid (including R$ 31,804 and R$ 36,224 of interest paid on finance lease under US GAAP for March 31, 2008 and 2007,
respectively).	75,665	84,454

Non cash investing and financing activities - acquisition of aircrafts
under finance lease	63,696	143,424

Income taxes paid		29,273

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

(q) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company top management analyses its recurring daily business in a single reportable segment as an air transportation enterprise.

(r) Additional disclosure – Advertising expenses

Advertising and publicity expenses totaled R$ 27,830 for the year ended March 31, 2008 (March 31, 2007 – R$ 14,813), and are being classified as selling and marketing expenses.

(s) Fair Value measurement within financial statements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 introduces a framework for measuring fair value and expands requirements for disclosure about fair value measurement of assets and liabilities. The Company has adopted SFAS 157 as from January 1, 2008.

Under U.S. GAAP, paragraph 67 of Concepts Statement No.5 - “Recognition and Measurement in Financial Statements”, issued by FASB, describes five measurement attributes used in financial statements under current financial accounting principles, for which some of them are detailed approached in Concepts Statement No. 7 – “Using Cash Flow Information and Present Value in Accounting Measurements”.

In addition, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable variables and minimize the use of unobservable variables when measuring fair value. The standard describes three levels of computation that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities method;

Level 2 – Observable variables are fair valued by using either present value or expected present value methods – deterministic model;

Level 3 – Mostly known as hybrid methodology by applying both deterministic and probabilistic models. Observable and unobservable variables are determined and computed by using either estimated cash flow or expected cash flow methods. Unobservable variables that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities are determined on probabilistically path basis.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2008 and 2007 (unaudited) and
December 31, 2007
In thousands of reais, except amounts per thousand shares

All types of marketable securities outstanding as of March 31, 2008 (trading as well as derivatives) were marked-to-market by applying level 2 approaching model, which considers prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities on assumptions made in cash flow estimate, by using present value techniques, for which gain or losses were properly accounted for.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company decided not to use the fresh-start method of accounting on the fair value measurement for financial assets and liabilities, however fair value amounts were disclosed in Note 26, for which the level 1 approaching model was adopted to disclose fair values of senior notes and debentures.

(t) Recently issued accounting pronouncements

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 141R “Business Combinations,” revised which replaces FASB Statement 141, “Commercial Combination.” This Statement retains the fundamental requirements in Statement 141 that the purchase method is used for all business combinations. This Statement applies to all business combinations for which the acquisition date is on or after the first annual reporting period starting as of or after December 15, 2008, for which earlier adoption is prohibited. The effective date of this Statement is the same as that of FASB Statement 160, “Noncontrolling Interests in Consolidated Financial Statements.”

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51,” which states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity which shall be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities - an amendment of SFAS 133”. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, with early adoption encouraged. The Company has been evaluating the reporting impact of adopting SFAS 161.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.